UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Resolutions Adopted at the General Ordinary Shareholders’ Meeting for Grupo Aeroportuario del Pacifico, S.A.B. de C.V. on July 1, 2020

GUADALAJARA, Mexico, July 02, 2020 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacifico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces the resolutions adopted at the Annual General Ordinary Shareholders’ Meeting on July 1, 2020 to be the following:

ANNUAL GENERAL ORDINARY SHAREHOLDERS’ MEETING RESOLUTIONS

I. In accordance with Article 28, Section IV of Mexican Securities Market Law, the following was approved:

a. The Chief Executive Officer’s report regarding the results of operations for the fiscal year ended December 31, 2019, in accordance with Article 44, Section XI of the Mexican Securities Market Law and Article 172 of the Mexican General Corporations Law, together with the external auditor’s report, with respect to the Company on an unconsolidated basis in accordance with Mexican Financial Reporting Standards (“MFRS”), as well as with respect to the Company and its subsidiaries on a consolidated basis in accordance with International Financial Reporting Standards (“IFRS”), each based on the Company’s most recent financial statements under both standards, as well as the 2019 Sustainability Report.

b. Board of directors’ comments to the Chief Executive Officer’s report.

c. Board of directors’ report in accordance with Article 172, clause b, of the Mexican General Corporations Law, regarding the Company’s main accounting policies and criteria, as well as the information used to prepare the Company’s financial statements.

d. Report on transactions and activities undertaken by the Company’s board of directors during the fiscal year ended December 31, 2019, pursuant to the Mexican Securities Market Law.

e. The annual report on the activities undertaken by the Audit and Corporate Practices Committee in accordance with Article 43 of the Mexican Securities Market Law, as well as ratification of the actions of the various committees, and release from further obligations.

f. Report on the Company’s compliance with tax obligations for the fiscal year from January 1 to December 31, 2018, and instruction to Company officials to comply with tax obligations corresponding to the fiscal year from January 1 and ended December 31, 2019, in accordance with Article 26, Section III of the Mexican Fiscal Code.

II. APPROVAL for the ratification of the actions by our Board of Directors and officers and release from further obligations in the fulfillment of their duties as approved by the governing bodies.

III. APPROVAL of the Company’s financial statements, on an unconsolidated basis, in accordance with MFRS (Mexican NIF) for purposes of calculating legal reserves, net income, fiscal effects related to dividend payments and capital reduction, as applicable, and approval of the financial statements of the Company and its subsidiaries on a consolidated basis in accordance with IFRS for their publication to the financial markets, with respect to operations during the fiscal year from January 1 and ended December 31, 2019; and approval of the external auditor’s report regarding the aforementioned financial statements.

IV. APPROVAL of the Company’s net income for the fiscal year ended December 31, 2019, reported in its unconsolidated financial statements in accordance with MFRS presented in agenda item III above, which was Ps. 5,247,808,596.00 (FIVE BILLION, TWO HUNDRED AND FORTY-SEVEN MILLION, EIGHT HUNDRED AND EIGHT THOUSAND, AND FIVE HUNDRED AND NINETY-SIX PESOS 00/100 M.N., the allocation of this amount towards increasing the Company’s legal reserves.

V. APPROVAL for the cancellation of any amounts outstanding under the share repurchase program approved at the General Ordinary Shareholders’ Meeting that took place on April 23, 2019 for Ps. 1,550,000,000.00 (ONE BILLION, FIVE HUNDRED AND FIFTY MILLION PESOS 00/100 M.N.) and approval of Ps. 1,550,000,000.00 (ONE BILLION, FIVE HUNDRED AND FIFTY MILLION PESOS 00/100 M.N.) as the maximum amount to be allocated toward the repurchase of the Company’s shares or credit instruments that represent such shares for the 12-month period following July 1, 2020, in accordance with Article 56, Section IV of the Mexican Securities Market Law.

VI. RATIFICATION of the four members of the Board of Directors and their respective alternates named by the Series “BB” shareholders as follows:

Proprietary	Alternate
Laura Díez Barroso Azcárraga	Carlos Laviada Ocejo
María José Cuenda Chamorro	Carlos Manuel Porrón Suárez
Juan Gallardo Thurlow	Eduardo Sánchez Navarro Redo
María Ángeles Rubio Alfayate	Carlos Alberto Rohm Campos

VII. APPOINTMENT of Mr. Alfredo de Jesús Casar Pérez by Infraestructura y Transportes México, S.A. de C.V., as member to the Board of Directors, in accordance with the corresponding legal guidelines.

VIII. RATIFICATION of Mr. Carlos Cárdenas Guzmán, Mr. Joaquín Vargas Guajardo, Mr.  Álvaro Fernández Garza, Mr. Ángel Losada Moreno, Mr. Juan Díez-Canedo Ruiz, and Mr. Luis Tellez Kuenzler, as members of the Board of Directors, designated by the Series “B” shareholders.

As of this date, the Board of Directors will be comprised of the following:

Proprietary	Alternate
Laura Díez Barroso Azcárraga	Carlos Laviada Ocejo
María José Cuenda Chamorro	Carlos Manuel Porrón Suárez
Juan Gallardo Thurlow	Eduardo Sánchez Navarro Redo
María Ángeles Rubio Alfayate	Carlos Alberto Rohm Campos
Carlos Cárdenas Guzmán	Not applicable
Joaquín Vargas Guajardo	Not applicable
Álvaro Fernández Garza	Not applicable
Juan Díez-Canedo Ruiz	Not applicable
Ángel Losada Moreno	Not applicable
Luis Tellez Kuenzler	Not applicable
Alfredo de Jesús Casar Perez	Not applicable

IX. APPOINTMENT of Ms. Laura Díez Barroso Azcárraga as Chairwoman of the Company’s board of directors, and the ratification of Mr. Carlos Laviada Ocejo as Alternate, in accordance with Article 16 of the Company’s by-laws.

X. APPROVAL of (i) the compensation paid to the members of the Company’s Board of Directors during the 2019 fiscal year and (ii) the approval to keep the amounts for fees and payments for the Company’s Board of Directors unchanged for the 2020 fiscal year, compared to those paid in 2019; with a payment of 100% for “assistance”.

XI. RATIFICATION of Mr. Álvaro Fernández Garza, as member of the Board of Directors designated by the Series “B” shareholders to serve as a member of the Company’s Nominations and Compensation Committee, in accordance with Article 28 of the Company’s bylaws.

XII. RATIFICATION of Mr. Carlos Cárdenas Guzmán as President of the Audit and Corporate Practices Committee.

The Audit and Corporate Practices Committee will be comprised of the following:

CARLOS CÁRDENAS GUZMÁN, CHAIRMAN
ÁNGEL LOSADA MORENO, MEMBER
JUAN DÍEZ-CANEDO RUIZ, MEMBER

XIII. The report concerning compliance with Article 29 of the Company’s bylaws regarding acquisitions of goods or services or contracting of projects or asset sales that are equal to or greater than US$ 3,000,000.00 (THREE MILLION U.S. DOLLARS), or its equivalent in Mexican pesos or other legal tender in circulation outside Mexico, or, if applicable, regarding transactions with relevant shareholders.

Company Description
Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.  In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

IR Contacts:
Saúl Villarreal, Chief Financial and Administrative Officer	svillarreal@aeropuertosgap.com.mx
Alejandra Soto, IR and Financial Planning Manager	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx / +523338801100 ext. 20294
Maria Barona, i-advize Corporate Communications	mbarona@i-advize.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: July 2, 2020	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer